Chardan Capital Markets, LLC

17 State Street, Suite 2100
New York, NY 10004

February 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Todd Schiffman

Re:	A SPAC I Acquisition Corp. (the “Company”)
Registration Statement on Form S-1, as amended (“Registration Statement”)
(File No. 333-258184)

Ladies and Gentlemen:

On February 10, 2022, we, as the representative of the underwriters, filed a letter with the U.S. Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement so that it may be declared effective on February 11, 2021, at 9:00 a.m. Eastern Time, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at this specific date and time and we hereby formally withdraw such request for acceleration.

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on February 14, 2022, or as soon thereafter as practicable.

Very truly yours,

CHARDAN CAPITAL MARKETS, LLC

By:	/s/ George Kaufman
Name:	George Kaufman
Title:	Head of Investment Banking